

November 20, 2024

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

RE: Fidelity Covington Trust
        Issuer CIK: 0000945908
        Issuer File Number: 811-07319 / 033-60973
        Form Type: 8-A12B
        Filing Date: November 20, 2024

To Whom It May Concern:

Cboe BZX Exchange, Inc. certifies its approval for listing and registration of Fidelity Fundamental Developed International ETF, Fidelity Fundamental Global ex-U.S. ETF and Fidelity Fundamental Emerging Markets ETF under the Exchange Act of 1934.

Sincerely,

Charles Sullivan
Senior Analyst, Listing Qualifications